VITERRA™

Exemption #: 82-5037

September 9, 2009

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra Inc.
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release regarding Viterra's majority support for proposed combination with ABB. This was filed on the Toronto Stock Exchange and provincial securities commission.

2. A copy of two news releases that were filed on the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

VITERRA™

For Immediate Release
Date: September 8, 2009
Listed: TSX: VT
Listed: ABB: ASX

Majority Support For Viterra's Proposed Combination With ABB

Viterra Inc. ("Viterra") (TSX: VT) today announced that ABB Grain Ltd ("ABB") (ASX: ABB) shareholders have endorsed the Scheme of Arrangement in relation to the proposed combination of Viterra and ABB, pursuant to the implementation agreement announced on May 19, 2009.

At a meeting held earlier today in Adelaide, Australia, ABB's shareholders voted in favour of Viterra's acquisition of all issued and outstanding shares in ABB, with 83.57 per cent of shares and 60.45 per cent in number supporting the transaction. The threshold requirements included 75 per cent of shares and 50 per cent of shareholders voting and represented at the meeting.

ABB shareholders also met today to vote on the constitutional amendment to remove the 15 per cent limit on the amount of issued share capital in ABB that can be owned by any one shareholder. Shareholders supported the constitutional amendment resolution with 82.83 per cent approval. At least 75 per cent of the total number of votes cast was required to pass the resolution.

Viterra's President and CEO Mayo Schmidt said: "The favourable voting results of today's Scheme of Arrangement and Constitutional Amendment meetings clearly demonstrate that ABB shareholders understand the benefits of bringing our market leading companies together. Our two organizations are well known for their customer-focused innovations and industry leadership, and we are excited by the prospects of a global network that positions us to meet the rising demand for quality foods. We recognize the important role played by the Federal Court of Australia in the approval process, and now await its ruling on our combination."

The transaction is expected to give the combined company access to the world's largest export origination of wheat, canola and barley, with global logistic arbitrage opportunities and one of the strongest balance sheets in the industry. The benefits of the combination include:

- Gateway to Asia and Indian subcontinent: Provides greater access to the higher growth Asian and South Asian import markets, which are becoming increasingly important given their current trend of growing demand.
- Access to the largest export origination for wheat, canola and barley given that our two countries currently account for 37% of world net exports of these commodities.
- Business and Geographic Diversification: Reduces concentration and proportionate earnings in any one geography and business segment.

The Court is expected to rule on the Scheme of Arrangement on 10 September 2009.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results and anticipated transaction benefits to differ materially from future results and anticipated benefits expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

About Viterra

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the TSX under the symbol VT.

Contact:

Tom Steve
Director of Corporate Affairs
Viterra Inc.
(306) 569-4262

VITERRA™

For Immediate Release
News Bulletin
Date: August 21, 2009
Regina, Saskatchewan
Listed: TSX:VT

Viterra Employee Recognized for Outstanding Contribution to Training and Safety

REGINA, SASKATCHEWAN – Viterra Inc. is pleased to announce that Mark Coppicus, Viterra's Director NH3 Operations and Regulatory Affairs, received an Award of Merit from the Canadian Fertilizer Institute (CFI). Mr. Coppicus is an active and valued contributor to CFI's safety and security programs under the Fertilizer Safety and Security Council, and the Safety and Training Committee.

"Throughout his career, Mark has made Viterra a leader in safety and training in the NH3 industry," said Doug Wonnacott, Senior Vice-President of Agri-products at Viterra. "Mark has been and continues to be instrumental in the development of NH3 safety training materials for farmers, carriers, handlers, and emergency response circumstances."

Earlier this year, CFI initiated an audit based on strict safety and security criteria to evaluate sites that handle and distribute anhydrous ammonia (NH3). All entities handling NH3 must comply with these criteria by December 31, 2010. To date, Viterra is leading the industry with 20 Viterra retail locations complete and pass the CFI National Code of Practice Audit.

"Mark was a key contributor in drafting the Ammonia Code of Practice and led the training of auditors on the Code," said Mr. Wonnacott. "Viterra has a long-term commitment to NH3 and Mark was diligent to ensure a Viterra retail location was the first to complete a formal audit under the Code."

Mark was honoured recently at the Canadian Fertilizer Institute's Annual Conference in Whister, BC.

"This recognition belongs to all those who are dedicated to the safe handling of NH3 at Viterra," said Mark. "The most important phase of these training and safety programs is putting them into our everyday work practices. The award signifies many people's hard work, and we can all be proud of this accomplishment."

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

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VITERRA™

FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4810

Website: http://www.viterra.ca

VITERRA™

For Immediate Release
Date: August 5, 2009
Calgary, Alberta
Listed: TSX: VT

Viterra Provides Update on ACCC Process Related to ABB Grain

CALGARY, ALBERTA --- Viterra Inc. acknowledges and references the announcement by the Australian Competition and Consumer Commission (ACCC) concerning the ACCC's draft decision on an access undertaking by ABB Grain Ltd. (ASX: ABB) in respect of its port facilities. On May 19, 2009, Viterra announced that they signed an implementation agreement under which they intend to acquire all the issued and outstanding shares in ABB Grain. The scheme booklet has been lodged with ASIC and is expected to be mailed to ABB shareholders during the first week of August.

ABB is an accredited bulk wheat exporter from Australia. Under relevant Australian law, parties must hold accreditation in order to export wheat in bulk from Australia. To maintain their accreditation, exporters like ABB that control port facilities, must also have in place from October 1, 2009, an ACCC-approved access undertaking that covers the services they provide at port terminal facilities. The accreditation covers wheat exports only and was established as a result of the de-regulation of the Australian wheat market in 2008.

ABB controls port facilities in South Australia and on April 16, 2009, submitted their access undertaking to the ACCC. Two other accredited wheat exporters that control port facilities also submitted undertakings. The announcement and draft decision by the ACCC referenced above relate to ABB's access undertaking. The ACCC made similar announcements and draft decisions in relation to the other accredited exporters' access undertakings.

The draft decision by the ACCC not to accept ABB's access undertaking in its present form was not unexpected by Viterra and ABB. The decision is a preliminary assessment of ABB's access undertaking.

- There is no precedent in Australia for formal access undertakings in respect of port terminal services for bulk agricultural commodities, and there are limited precedents for formal access undertakings in respect of access to essential facilities.
- When the Australian Government imposed the requirement [last year] that accredited wheat exporters have a formal access undertaking accepted by the ACCC, there was a relatively short period of time for preparation, review, public consultation and acceptance by the ACCC.
- ABB's submission pre-dates the public consultation process and as such any variation or replacement of its original access undertaking to address shortcomings identified by the ACCC will occur following today's preliminary decision.
- ABB has been in ongoing consultations with the ACCC and understands the ACCC's issues with the present form of its access undertaking.

ABB intends to consult further and work with the ACCC, and will submit a revised access undertaking to them. Viterra will support and work with ABB in addressing areas of concern and is confident that ABB will be able to reach a resolution through this process.

"In our view, the ACCC's decision is confirmation that the process that has been put in place will ultimately lead to arrangements that will ensure open and fair access for all potential users of the port terminals – something that will be of significant benefit to growers," said Fran Malecha Viterra's Chief Operating Officer. "The undertaking will be legally enforceable and will provide the most rigorous regulatory oversight that bulk handlers have operated under in Australia. We are confident that ABB will be able to address the ACCC's issues and concerns."

Viterra operates port terminals in Canada on the basis of open and fair access. Canadian port authorities are in place to provide oversight and to ensure the efficient use of port assets.

"We believe ABB has taken a responsible approach to port terminal access and we will support them and the ACCC as they work through the next phase in this process. Should ABB and Viterra combine, we are committed to open access to grain handling and export infrastructure in all markets. Driving efficiencies through the Australian supply chain can only come through open and transparent access to ABB port facilities, just as Viterra operates its Canadian supply chain" added Malecha.

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Susan Cline
Investor Relations and Corporate Affairs
Viterra Inc. (306) 569-6948
Website: http://www.viterra.ca